Exhibit 4.3

     First Amendment to the Anheuser-Busch Deferred Income
               Stock Purchase and Savings Plan
  (For Employees Covered by a Collective Bargaining Agreement) as Amended and Restated Effective April 1, 1994


Effective as of April 1, 1994, Anheuser-Busch Companies, Inc. (the "Company") amended and restated the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (for Employees Covered by a Collective Bargaining Agreement) (the "Plan"). The Company reserved the right to further amend the Plan from time to time and hereby amends the Plans as follows:

Effective January 1, 1995, the Anheuser-Busch Employee Stock Purchase and Savings Plan shall be merged with the Plan. Immediately after the merger, each Participant shall be entitled to receive a benefit (if this Plan terminated) which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger (if such plan then terminated). After the merger, the rights and benefits of the Participants shall be governed by the provisions of this Plan.

IN WITNESS WHEREOF, the Company has executed this First Amendment by and through one of its duly authorized officers effective as of January 1, 1995.

                     ANHEUSER-BUSCH COMPANIES, INC.



                     By  JERRY E. RITTER
                         Jerry E. Ritter
                         Chief Financial Officer